UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2018

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

5770 Hurontario Street, Suite 310,
Mississauga, Ontario, L5R 3G5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 29, 2018, Concordia International Corp. (the “Corporation”) publicly filed its report on voting results for the Special Meeting of Shareholders held on November 29, 2018, on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR). In conjunction with this filing the Corporation is filing the following exhibit:
Exhibit 99.1        Report on Voting Results of Concordia International Corp., dated November 29, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Chief Financial Officer

Date: November 29, 2018

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Report on Voting Results of Concordia International Corp., dated November 29, 2018.